

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison
Avenue, 6th Floor
New York, NY 10022

> **Re: Venus Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 6, 2021**
> **File No. 333-257518**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed October 6, 2021

Cover Page

1. Please revise the cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

2. We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Shenzhen Yitian's business operations through VIE agreements. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign

investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Summary of the Proxy Statement/Prospectus
Summary Financial Information of VIYI, page 27

3.   We note that the activity of the VIE is reflected in the line items titled "Investment in subsidiaries" and "equity income of subsidiaries and VIE" in the parent's financial statements. Please provide a roll-forward of the investment in subsidiaries line item.

Risk Factors
The recent joint statement by the SEC and PCAOB..., page 56

4.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.